SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

XEDAR CORPORATION
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

984002 20 4
(CUSIP Number)

Hugh H. Williamson, III
8310 South Valley Highway, Suite 220
Englewood, CO 80112
303-377-3663
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) 240.13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Hugh H. Williamson, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

7.	SOLE VOTING POWER
6,047,892
NUMBER OF
SHARES 8.	SHARED VOTING POWER
BY	0
EACH
REPORTING 9.	SOLE DISPOSITIVE POWER
PERSON WITH	6,047,892

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,047,892

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share (“Company Common Stock”), of Xedar Corporation, a Colorado corporation (“Company”), with principal executive offices located at 8310 South Valley Highway, Suite 220, Englewood, CO 80112.

Item 2.    Identity and Background

The person filing this schedule is Hugh H. Williamson, III, an individual, whose business address is 8310 South Valley Highway, Suite 220, Englewood, CO 80112. Mr. Williamson is the President, Chief Executive Officer, and a Director of the Company and the Chairman of the Board of its operating subsidiary, Premier Data Services, Inc., a Delaware corporation (“PDS”), located at 8310 South Valley Highway, Suite 220, Englewood, CO 80112. Mr. Williamson is a citizen of the United States of America. During the past five years, Mr. Williamson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Effective December 31, 2006 (“Effective Date”), pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among PDS, the Company, and PDS Acquisition Corp., a Colorado corporation (“Acquisition Corp.”), and wholly owned subsidiary of the Company, Acquisition Corp merged with and into PDS, with PDS being the surviving corporation (the “Merger”). As a result of the Merger, PDS became a subsidiary of the Company and, pursuant to the terms of the Merger Agreement, upon the Effective Date, each share of common stock, $0.001 par value per share, of PDS (the “PDS Common Stock”), by virtue of the Merger and without any action on the part of the holder thereof, was converted into the number of shares of Company Common Stock equal to 0.78199 shares of Company Common Stock for each 1 share of PDS Common Stock. In addition, upon the Effective Date, each share of the preferred stock, designated Series A, $0.001 par value per share, of PDS (the “PDS Preferred Stock”), by virtue of the Merger and without any action on the part of the holder thereof, was converted into the number of shares of Company Common Stock equal to 1.25922 shares of Company Common Stock for each (1) share of PDS Preferred Stock. Each of the shares of Company Common Stock beneficially owned by Mr. Williamson was issued as a result of the Merger and pursuant to the terms of the Merger Agreement. The description of the Merger contained herein is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 7.1.

Item. 4.    Purpose of Transaction

As a result of the Merger, upon the Effective Date, holders of PDS Common Stock and PDS Preferred Stock, acquired approximately 85% of the then outstanding shares of the Company as a result of the conversion of their PDS Common Stock and PDS Preferred Stock into shares of Company Common Stock, pursuant to the terms of the Merger Agreement, and Mr. Williamson became the President, Chief Executive Officer and a director of the Company, with the right to create and fill vacancies on the board of directors of the Company with persons designated in the Merger Agreement upon the Company’s compliance with the requirements of Rule 14(f) promulgated under the Securities Exchange Act of 1934, as amended. Except as contemplated by the Merger Agreement, Mr. Williamson has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or of its subsidiaries;

(d)
any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)
As of December 31, 2006, the Company had approximately 16,582,871 shares of Company Common Stock outstanding, of which Mr. Williamson beneficially owned 6,047,892 shares, representing approximately 36.5% of the outstanding Company Common Stock.

(b)	Mr. Williamson has the sole power to vote and the sole power to dispose of the 6,047,892 shares of Common Stock of the Company beneficially owned by him.

(c)
Except for the acquisition of the 6,047,892 shares of the Company described in Item 3. of this Schedule, Mr. Williamson has not engaged in any transactions in the Company Common Stock during the 60 days prior to December 31, 2006.

(d)
Of the 6,047,892 shares of Company Common Stock beneficially owned by Mr. Williamson, 4,302,821 shares are owned by Humanade LLC, of which Mr. Williamson is the Manager, and 1,493,412 shares are owned by the Nancy Williamson Revocable Trust, of which Mr. Williamson is the Trustee and husband of the beneficiary. Except as otherwise disclosed herein, Mr. Williamson does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,047,892 shares of Company Common Stock beneficially owned by him.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Pursuant to the Merger Agreement, the holders of PDS Common Stock and PDS Preferred Stock whose shares were converted into shares of Company Common Stock as a result of the Merger, were granted certain registration rights and made subject to certain lockup obligations, as set forth in the Registration Rights and Lockup Agreement in the form filed herewith as Exhibit 7.2 (the “Registration Rights and Lockup Agreement”). Pursuant to the terms of the Registration Rights and Lockup Agreement, (i) the Company agreed to use its best efforts to register, with the SEC and applicable state securities authorities, the Company Common Stock issued as a result of the Merger; and (ii) the holders of such Company Common Stock issued as a result of the Merger agreed that they would not, without the prior written consent of the Company (which consent may be withheld at the sole discretion of the Company), during the period of 365 days after December 31, 2006, dispose of such Company Common Stock. The 6,047,892 shares of Company Common Stock beneficially owned by Mr. Williamson are subject to the terms of the Registration Rights and Lockup Agreement. The description of the Registration Rights and Lockup Agreement contained herein is qualified in its entirety by reference to the Registration Rights and Lockup Agreement, a copy of which is filed herewith as Exhibit 7.2

Item 7.    Material to Be Filed as Exhibits

Exhibit 7.1 Agreement and Plan of Merger, effective December31, 2006

Exhibit 7.2 Registration Rights and Lockup Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2007

/s/ Hugh H. Williamson, III
Hugh H. Williamson, III